

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 19, 2014

Via E-mail
Daniel J. Hennessy
Chairman and Chief Executive Officer
Hennessy Capital Acquisition Corp.
700 Louisiana Street, Suite 900
Houston, TX 77002

> **Re:** **Hennessy Capital Acquisition Corp.**
> **Preliminary Proxy Statement on Schedule 14A (Revised)**
> **Filed November 3, 2014**
> **File No. 001-36267**

Dear Mr. Hennessy:

We have reviewed your responses to the comments in our letter dated October 20, 2014 and have the following additional comments.

Frequently used terms, page 8

1. We note your response to our prior comment 4. Please refer to the definition of "Backstop Commitment" on page 8. We note the "Backstop Commitment" investor has agreed to vote in favor of the Business Combination. Please explain why you believe the identity of the "Backstop Commitment" investor and the investor(s) in the PIPE are not material to your investors. In your response, please also address what beneficial ownership percentages these investors may have at the time of the Business Combination. Refer generally to Rule 13d-3. We may have further comment once we review your response.

Notes to Unaudited Pro Forma Condensed Combined Financial Information, page 94

Note 3. Unaudited Pro Forma Condensed Combined Balance Sheet Adjustments, page 95

2. We note from your response to our prior comment 13 that you revised your disclosure in footnote (g) to indicate that the $40 million adjustment is to reflect the receipt of cash in connection with the issuance of $40 million of preferred shares in connection with the PIPE investment. However, in light of the fact that the adjustment described in footnote (e) reflects the $40 million receipt of cash in connection with the issuance of these preferred shares, we believe that the description in footnote (g) should be revised to clearly explain why you are including an additional $40 million to the cash balance in the redemption of common shares scenario. Please revise accordingly.

Description of Fairness Opinion of BMO Capital Markets, page 138

3. We note your response to our prior comment 23 and reissue in part. Please revise to explain why the analysis supports a conclusion that this transaction is fair to the company's shareholders. As such, please refer to your response to our prior comment 23 and include the last sentence of that response in this section of your filing.

Financial Statements, page F-1

School Bus Holdings, Inc. and Subsidiaries Unaudited Interim Financial Statements for the Nine Months Ended June 28, 2014, page F-29

Note 2. Restatement of Previously Issued Unaudited Condensed Consolidated Financial Statements, page F-33

4. We note from your response to our prior comment 31 that you restated your statements of operations for the nine months ended June 28, 2014 and June 29, 2013, and the years ended September 28, 2013, September 29, 2012 and October 1, 2011. We also note that your restatements for the nine months ended June 28, 2014 increased your operating profit by 12%. Please explain to us, and revise to disclose, the nature and amount of each adjustment made to selling, general and administrative expenses that resulted in a decrease in this expense for the nine months ended June 28, 2014. Also, as part of your response please explain to us why this restatement resulted in an increase in operating profit of 12% and an increase in net income of 4% for the nine months ended June 28, 2014, and an increase in net income of 5% for the nine months ended June 29, 2013. Additionally, in light of the fact that each line item adjustment consists of several adjustments, some that may offset each other, we believe it would be beneficial to the reader if you quantify the amounts of each adjustment within each line item. Please revise accordingly.

School Bus Holdings, Inc. and Subsidiaries September 28, 2013 Audited Financial Statements, page F-48

Notes to Consolidated Financial Statements, page F-53

17. Equity Investment in Affiliate, page F-86

5. We note from the significance tests in response to prior comment 40, that in the income test for 2013, you used Blue Bird's net income of $54,208 as the denominator. In this regard, the denominator should be your net earnings before income taxes and extraordinary items, including the earnings of the equity method investee. Therefore, it appears that the denominator for your calculation should have been your pre-tax income of $25,056 plus the pre-tax loss of MicroBird of $1,767. In light of this apparent error, and the fact that you use income averaging for the denominator in the income test for

2012 and 2011, please provide us with your calculation of the denominators for 2012 and 2011 of $8,853 and $14,025, respectively. Also, please note that for purposes of income averaging, loss years should be assigned a zero value.

6. In a related matter, please explain to us why the pre-tax equity in earnings of Micro Bird included in your significance tests in your response to our prior comment 40 is consistent with the equity in earnings of your non-consolidated affiliate in your statement of operations for 2011 and 2012. Because the amount included in your significance test is pre-tax and the amount included in the statement of operations presumably is after tax, we would expect the amounts to differ. Please advise or revise accordingly.

Other

7. The financial statements should be updated, as necessary, to comply with Rule 3-12 of Regulation S-X at the planned mailing date for the proxy statement.

You may contact Heather Clark at (202) 551-3624 or Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or me at (202) 551-3210 with any other questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor

cc: Via E-mail
        Michael P. Heinz, Esq.